Report of Independent
Registered Public Accounting
Firm

The Board of Trustees of
Dreyfus Investment Funds:

We have examined management's
assertion, included in the accompanying
Management Statement Regarding
Compliance With Certain Provisions of the
Investment Company Act of 1940, that
Dreyfus Investment Funds (the "Trust"),
which is comprised of Dreyfus/The Boston
Company Large Cap Core Fund,
Dreyfus/The Boston Company Emerging
Markets Core Equity Fund, Dreyfus/The
Boston Company Small Cap Growth Fund,
Dreyfus/The Boston Company Small Cap
Tax-Sensitive Equity Fund, Dreyfus/The
Boston Company Small Cap Value Fund,
Dreyfus/The Boston Company Small/Mid
Cap Growth Fund, Dreyfus/Standish
Intermediate Tax Exempt Bond Fund and
Dreyfus/Newton International Equity
Fund (collectively the "Funds"), complied
with the requirements of subsections (b)
and (c) of Rule 17f-2 of the Investment
Company Act of 1940 as of September 30,
2012 and from June 30, 2012 through
September 30, 2012 with respect to
securities reflected in the investment
accounts of the Funds. Management is
responsible for the Funds' compliance with
those requirements.  Our responsibility is to
express an opinion on management's
assertion about the Funds' compliance
based on our examination.
Our examination was conducted in
accordance with the standards of the
Public Company Accounting Oversight
Board (United States) and, accordingly,
included examining, on a test basis,
evidence about the Funds' compliance
with those requirements and performing
such other procedures as we considered
necessary in the circumstances.  Included
among our procedures were the following
tests performed as of  September 30, 2012
and with respect to agreement of security
purchases and sales, for the period from
June 30, 2012 (the date of our last
examination), through September 30, 2012:
1.	Examination of The Bank of New
York Mellon's (the "Custodian")
security position reconciliations for
all securities held by sub custodians
and in book entry form;
2.	Confirmation of all securities
hypothecated, pledged or placed in
escrow with brokers;
3.	Count and inspection of all
securities located in the vault of the
Custodian in New York City;
4.	Reconciliation between the Funds'
accounting records and the
Custodian's records as of
September 30, 2012;
5.	Agreement of pending purchase
activity for the Funds as of
September 30, 2012 to
documentation of corresponding
subsequent bank statements;
6.	Agreement of pending sale activity
for the Funds as of September 30,
2012 to documentation of
corresponding subsequent bank
statements;
7.	Agreement of five purchases and
five sales from the period June 30,
2012 (the date of our last
examination) through September
30, 2012 from the books and
records of the Trust to the bank
statements noting that they had
been accurately recorded and
subsequently settled;
8.	Review of the BNY Mellon Asset
Servicing Report on Controls
Placed in Operation and Tests of
Operating Effectiveness ("SOC 1
Report") for the period July 1, 2011
to June 30, 2012 and noted no
relevant findings were reported in
the areas of Asset Custody and
Control.
9.	We inquired of the Custodian who
confirmed that all control policies
and procedures detailed in Section
III Control Objectives, Controls
and Tests of Operating
Effectiveness of the SOC 1 Report,
have remained in operation and
functioned adequately from July 1,
2012 through September 30, 2012.
In addition, we obtained written
representation from the Custodian
confirming the above.
We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Funds' compliance with specified requirements.
In our opinion, management's assertion that the Funds complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of September 30, 2012, and from June 30,
2012 through September 30, 2012, with
respect to securities reflected in the
investment accounts of the Funds is fairly stated, in all material respects.
This report is intended solely for the
information and use of management and
the Board of Trustees of the Funds and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

/s/ KPMG LLP
New York, New York
December 21, 2012












December 21, 2012


Management Statement Regarding
Compliance With
Certain Provisions of the Investment
Company Act of 1940

Management of Dreyfus/The Boston
Company Large Cap Core Fund,
Dreyfus/The Boston Company Emerging
Markets Core Equity Fund, Dreyfus/The
Boston Company Small Cap Growth Fund,
Dreyfus/The Boston Company Small Cap
Tax-Sensitive Equity Fund, Dreyfus/The
Boston Company Small Cap Value Fund,
Dreyfus/The Boston Company Small/Mid
Cap Growth Fund, Dreyfus/Standish
Intermediate Tax Exempt Bond Fund and
Dreyfus/Newton International Equity
Fund, (collectively the "Funds"), is
responsible for complying with the
requirements of subsections (b) and (c) of Rule 17f-2, "Custody of Investments by
Registered Management Investment
Companies," of the Investment Company
Act of 1940.  Management is also
responsible for establishing and
maintaining effective internal controls over compliance with those requirements.
Management has performed an evaluation
of the Funds' compliance with the
requirements of subsections (b) and (c) of Rule 17f-2 as of September 30, 2012 and from June 30, 2012 through September 30,
2012.
Based on the evaluation, Management
asserts that the Funds were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment
Company Act of 1940 as of September 30,
2012 and from June 30, 2012 through
September 30, 2012 with respect to
securities reflected in the investment
accounts of the Funds.

Dreyfus Investment Funds



Jim Windels
Treasurer

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